July 12, 2019

Richard B. Cribbs
Chief Financial Officer
Covenant Transportation Group, Inc.
400 Birmingham Hwy.
Chattanooga, Tennessee 37419

       Re: Covenant Transportation Group, Inc.
           Form 10-K for the Year Ended December 31, 2018
           Form 8-K furnished March 19, 2019
           Form 8-K furnished April 25, 2019
           File No. 000-24960

Dear Mr. Cribbs:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Transportation and Leisure